SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2003

  Telesystem International Wireless Inc.
(Translation of registrant’s name into English)

1000 de La Gauchetiere Street West, 16th floor,
          Montreal, Quebec H3B 4W5 Canada
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [x]
40-F [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]
No [x]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX
Press Release

Attached hereto is the registrant’s earnings release for the fourth quarter and the year ended December 31, 2002.

The information furnished on this Form 6-K is hereby incorporated by reference to the registrant’s prospectus dated August 2, 2002, as contained in its Registration Statement on Form F-3 (Registration Nos. 333-96865 and 333-96865-01) and the registrant’s prospectus dated February 10, 2003, as contained in its Registration Statement on Form F-3 (Registration Nos. 333-102766 and 333-102766-01).

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESYSTEM INTERNATIONAL WIRELESS INC.

By: /s/ André Gauthier

Name: André Gauthier Title: Vice-President & Chief Financial Officer

Date: March 5, 2003

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Earnings release for the fourth quarter and the year ended December 31, 2002.